DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 1-5-07

07044070

January 31, 2007

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2007

Re: Honeywell International Inc.
Incoming letter dated December 19, 2006

Dear Mr. Larkins:

This is in response to your letters dated December 19, 2006 and January 5, 2007 concerning the shareholder proposal submitted to Honeywell by John Chevedden. We also have received letters from the proponent dated December 27, 2006 and January 18, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
FEB 23 2007
THOMSON
FINANCIAL

773840

Honeywell

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rule 14a-8(i)(10)

December 19, 2006

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareowner proposal and statement of support submitted by Mr. John Chevedden (the "Proponent") for inclusion in the Company's proxy materials for the 2007 Annual Meeting of Shareowners. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2007 proxy materials. We are sending a copy of this letter to Mr. Chevedden as formal notice of Honeywell's intention to exclude the Proposal from its 2007 proxy materials.

The Proposal states:

"RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy.

It is essential that a sunset provision not be used as an escape clause from a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire."

Reason for Excluding the Proposal. It is our opinion that the Proposal is excludable because it has already been "substantially implemented."

The Company Has Already Substantially Implemented the Proposal.

Honeywell believes that the Proposal may be omitted under Rule 14a-8(i)(10), which permits the exclusion of a proposal "if the company has already substantially implemented the proposal." While, prior to 1983, the Staff permitted exclusion of shareowner proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the SEC announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the SEC explained that, "[w]hile the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Exchange Act Rel. No. 20091 (Aug. 16, 1983). The SEC amended the Rule to reflect the new, more flexible, interpretation in 1998. See Exchange Act Rel. No. 40018 (May 21, 1998).

Honeywell does not currently have a poison pill in place and has no current intention of adopting a poison pill. Furthermore, on December 5, 2003, the Honeywell Board of Directors (the "Board") adopted a policy (the "Honeywell Policy") to obtain shareowner approval in the event that Honeywell adopts a poison pill in the future. The Honeywell Policy initially was included in our Corporate Governance Guidelines.

On December 8, 2006, the Board amended our By-laws to include the Honeywell Policy.[1] The amended By-laws are attached as Exhibit 3(ii) to Honeywell's Form 8-K filed with the SEC on December 11, 2006.

---

1 In moving the Honeywell Policy to our by-laws, the language was amended in very minor ways solely to conform it to the style of our by-laws. When the Honeywell Policy was articulated in our Corporate Governance Guidelines, it read as follows: "Honeywell International, Inc. ('Honeywell') has not had a Shareowner Rights Plan or 'poison pill' since 1994, when it was redeemed. Honeywell has made no efforts since then to replace such plan. For purpose of this [Corporate Governance] Policy, the term 'Shareowner Rights Plan' refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to the shareowners of Honeywell, designed to deter non-negotiated takeovers by conferring certain rights on shareowners upon the occurrence of a 'triggering event' such as a tender offer or third party acquisition of a specified percentage of stock. Honeywell will seek shareowner approval prior to its adoption of a Shareowner Rights Plan, unless the Board, in the exercise of its fiduciary duties and with the concurrence of a majority of its independent directors, determines that, under the circumstances existing at the time, it is in the best interests of Honeywell's shareowners to adopt a Shareowner Rights Plan without delay. If a Shareowner Rights Plan is adopted by Honeywell without prior shareowner approval, such plan must provide that it shall expire unless ratified by the shareowners within one year of adoption."

Article VII, Section 8 of our By-laws (the "Honeywell By-law") provides as follows:

Section 8. ***Rights Plans.*** The Corporation will seek shareowner approval prior to its adoption of a Rights Plan, unless the Board, in the exercise of its fiduciary duties and with the concurrence of a majority of its independent directors, determines that, under the circumstances existing at the time, it is in the best interests of the Stockholders of the Corporation to adopt a Rights Plan without delay. If a Rights Plan is adopted by the Corporation without prior approval of the Stockholders of the Corporation, such plan must provide that it shall expire unless ratified by the Stockholders of the Corporation within one year of adoption. For purposes of this by-law, the term "Rights Plan" refers generally to any plan providing for the distribution of preferred stock, rights, warrants, options or debt instruments to the Stockholders of the Corporation, designed to deter non-negotiated takeovers by conferring certain rights on the Stockholders of the Corporation upon the occurrence of a "triggering event" such as a tender offer or third party acquisition of a specified percentage of stock.

Thus, under the Honeywell By-law, prior shareowner approval of a poison pill would be required, except in the exceptional case where the Board, with the concurrence of a majority of Honeywell's independent Directors, determines that it is consistent with its fiduciary duties to adopt a pill promptly. If a pill were adopted under such exceptional circumstances, the pill would expire within one year if prior shareowner approval had not obtained. Twelve of the Company's thirteen Directors are non-employee Directors who, the Board has determined, satisfy the independence criteria set forth in Section 303A of the New York Stock Exchange Corporate Governance listing standards.

The Honeywell By-law "substantially implements" the Proposal. In addressing similar proposals over the past couple of years, the Staff has consistently concurred that there is no meaningful difference between holding the shareowner vote "as soon as possible" as under the Proposal, or "within one year" as the Honeywell By-law provides, or even "within four months." For example, in Sun Microsystems, Inc. (Sept. 12, 2006), Sun Microsystems, Inc. ("Sun") received a proposal calling for stockholder vote "as soon as may be practicable" on any poison pill adopted without stockholder vote and stating that a "sunset on a future poison pill will not substitute for a stockholder vote." Sun has a policy providing that, if "a poison pill is adopted by the Board without prior stockholder approval, the poison pill must provide that it will expire within one year of adoption unless ratified by stockholders." In responding to Sun's no-action request, the Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10). Similarly, in Tiffany & Co. (Mar. 14, 2006), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal that Tiffany & Co. redeem any poison pill unless the pill was subject to a stockholder vote "to be held as soon as may be practicable . . . [so that the vote] could take place within 4-months of the adoption of a new poison pill." Tiffany & Co. had a policy that, if a poison pill was adopted without prior stockholder approval, the pill "must be submitted to a stockholder within one year after the effective date of the poison pill . . . . or expire on the first anniversary of its effective date." See also General Motors Corporation (Apr. 5, 2006); General Motors Corporation (Mar. 14, 2005); The Boeing Company (Mar. 9, 2005); Allegheny Energy, Inc.

(Mar. 9, 2005); The Home Depot, Inc. (Mar. 7, 2005); Electronic Data Systems Corporation (Mar. 2, 2005).

Indeed, the Staff has addressed similar proposals submitted in prior years to the Company by Mr. Chevedden (see Honeywell International, Inc. (Jan. 27, 2006, reconsideration request granted on Mar. 8, 2006) (the "2005 Proposal")) and a proponent represented by Mr. Chevedden (see Honeywell International, Inc. (Jan. 27, 2004) (the "2004 Proposal")). In each of those no-action letters, the proponent requested that any poison pill be submitted to a shareowner vote "as soon as may be practicable," notwithstanding the fact that the Company had already implemented the Honeywell Policy and included it in its Corporate Governance Guidelines. The only substantive difference between the current Proposal and the 2004 and 2005 Proposals is that the Proponent has now requested that a policy calling for shareowner vote "as soon as possible" on any poison pill be included in our by-laws or charter. As noted above, Honeywell has included the requested provision in our by-laws.

For the foregoing reasons and consistent with the no-action letters identified above, Honeywell requests that the Staff confirm that it may omit the Proposal from its 2007 proxy materials.

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2007 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel

Enclosures

cc: Mr. John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002

11-10-06
UPDATE

Rule 14a-8 Proposal

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of saving company expenses please communicate via email to olmsted7p (at) earthlink.net.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

John Chevedden

October 30, 2006

cc: Thomas Larkins
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413
Fax: 973 455-4807
Fax: 973-455-2096

[Updated Rule 14a-8 Proposal, November 10, 2006]
[This is the one proposal by the proponent for the next annual meeting]

3 – Subject Any Future Poison Pill to a Shareholder Vote

RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter – rather than a fleeting short-lived policy.

It is essential that a sunset provision not be used as an escape clause from a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 sponsors this proposal.

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

"[Poison pill] That's akin to the argument of a benevolent dictator, who says, 'Give up more of your freedom and I'll take care of you.'"

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

"That's the key negative of poison pills – instead of protecting investors, they can also preserve the interests of management deadwood as well."

Morningstar.com, Aug. 15, 2003

Subject Any Future Poison Pill to a Shareholder Vote
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

[redacted]

From: CFLETTERS
Sent: Thursday, December 28, 2006 8:46 AM
To: [redacted]
Cc: [redacted]
Subject: FW: Honeywell International (HON) Shareholder Position on Company No-Action Request

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, December 28, 2006 1:19 AM
To: CFLETTERS
Cc: Thomas Larkins
Subject: Honeywell International (HON) Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Honeywell International (HON)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill John Chevedden

Ladies and Gentlemen:

This is an initial response to the company December 19, 2006 no action request.

Hewlett-Packard (HPQ) was unable to exclude a similar poison pill proposal in Hewlett-Packard Company (December 21, 2006) . This is the text of the proposal to HPQ:

"3 Subject Any Future Poison Pill to Shareholder Vote
"RESOLVED: Shareholders request that our Board adopt a rule that our Board subject any future poison pill to shareholder vote, as a separate ballot item, as soon as possible. It is essential to this proposal that it be adopted through bylaw or charter inclusion and that a sunset on a poison pill will not substitute for a shareholder vote."

HPQ cited rule 14a-8 (i) (10) grounds in its failed attempt to exclude.

This pending rule 14a-8 proposal states:
^{3}3 Subject Any Future Poison Pill to a Shareholder Vote "RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill would be subject to a shareholder vote as a separate ballot item, to be held as soon as possible.

³Thus there would be no loopholes to avoid a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.² Š

³Currently our Board has a Guideline with a loophole that permits it to adopt a poison pill and escape a shareholder vote by allowing a pill to expire in a year. This proposal would give shareholders a role if our board adopts a poison pill.²

The company claims that if it omits essential parts of a rule 14a-8 proposal, which are emphasized as ³essential² or ³required,² it has ³substantially implemented² the proposal. For example:
€ ³It is essential that a sunset provision not be used as an escape clause from a shareholder vote.² € ³Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.²

The company has cited no precedent where a proposal with the above text has been found excludable.

Under the company bylaw shareholders can have no role in a poison pill.
(³This proposal would give shareholders a role if our board adopts a poison pill.²) Under the company bylaw the company can maneuver it so that shareholders would never have a vote on a poison pill by simply allowing a pill to expire.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Thomas Larkins

Thomas F. Larkins
Vice President
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245
973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

RECEIVED
2007 JAN -8 PM 12:56
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1934 Act, Section 14(a)
Rule 14a-8(i)(10)

January 5, 2007

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Supplemental Submission Regarding a Shareowner Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we are submitting five copies of this letter to supplement the no-action request that we submitted on behalf of the Company on December 19, 2006, regarding the shareowner proposal and statement of support (the "Proposal") submitted to the Company by Mr. John Chevedden (the "Proponent"). The purpose of this supplemental submission is to respond to the letter submitted to the Staff by the Proponent, dated December 28, 2006, responding to the Company's no-action request (the "Proponent's Response"). The Company received the Proponent's Response on December 28, 2006.

The Proponent's Response cited Hewlett-Packard Company (Dec. 21, 2006) (the "HP Letter"), arguing that, in the HP Letter, the Staff concluded that "[Hewlett-Packard] was unable to exclude a similar poison pill proposal" under Rule 14a-8(i)(10). While the instant Proposal is similar to the proposal that was the subject of the HP letter, there is a significant difference in the basis for the Company's request for no-action relief and that at issue in the HP Letter: Simply stated, Honeywell has substantially implemented the Proposal because we have already amended our By-laws to include a provision for shareowner approval of a poison pill (the "Honeywell By-law"). On the other hand, as specifically noted in Hewlett-Packard's request for no-action relief, while the board of Hewlett-Packard had adopted a poison pill policy regarding shareholder approval of any poison pill, Hewlett-Packard did not include such policy in its by-laws or charter, as requested in the proposal that it had received.

In the Proponent's Response, he also claimed that Honeywell "cited no precedent" of Staff no-action relief regarding a proposal with text, such as that included in the Proposal at issue here, stating that a sunset provision included in a by-law requiring shareholder approval of a poison pill is no substitution for a shareholder vote. Contrary to the Proponent's claim, our no-action request cited Sun Microsystems, Inc. (Sept. 12, 2006), wherein a proposal submitted to

Sun Microsystems, Inc. ("Sun") stated that "[a] sunset on a future poison pill will not substitute for a shareholder vote." The Staff concurred that Sun could omit the proposal under Rule 14a-8(i)(10) where the company already had a policy requiring prior shareholder vote on a poison pill or expiration within one year of any poison pill not approved in advance or ratified by shareholders. Like Sun's poison pill policy, the Honeywell By-law requires prior shareowner approval of a poison pill except in the exceptional case where the Honeywell Board, with the concurrence of a majority of its independent Directors, determines that it is consistent with its fiduciary duties to adopt a poison pill promptly, in which case the poison pill will expire within one year unless ratified by our shareowners. See also Tiffany & Co. (Mar. 14, 2006) (the Staff concurred that a proposal requesting shareholder vote even after termination of a poison pill was excludable under Rule 14a-8(i)(10) where the company already had a policy requiring prior shareholder vote on a poison pill or shareholder ratification or expiration within one year if the board adopted a poison pill without prior shareholder approval consistent with the exercise of its fiduciary duties); Honeywell International Inc. (Jan. 27, 2006, reconsideration request granted on Mar. 8, 2006) (same); and Borders Group, Inc. (Jan. 26, 2006, reconsideration request granted on Mar. 9, 2006) (same).

For the foregoing reasons, Honeywell reiterates its request that the Staff confirm that it may omit the Proposal from its 2007 proxy materials under Rule 14a-8(i)(10).

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

cc: Mr. John Chevedden

#210608

[redacted]

From: CFLETTERS
Sent: Thursday, January 18, 2007 1:58 PM
To: [redacted]
Subject: FW: Honeywell International (HON) #2 Shareholder Position on Company No-Action Request

Follow Up Flag: Follow up
Flag Status: Red

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, January 18, 2007 1:35 PM
To: CFLETTERS
Cc: Thomas Larkins
Subject: Honeywell International (HON) #2 Shareholder Position on Company No-Action Request

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 18, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Honeywell International (HON)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Poison Pill John Chevedden

Ladies and Gentlemen:

This follows the December 27, 2006 response to the company December 19, 2006 no action request. The company also forwarded a letter on January 5, 2007.

The company claims that if it has a bylaw that omits essential parts of a rule 14a-8 proposal, which are emphasized as ³essential² or ³required,² it has ³substantially implemented² the proposal. For example the 2007 proposal to the company had these two sentences calling out the importance of a shareholder vote:
€ ³It is essential that a sunset provision not be used as an escape clause from a shareholder vote.² € ³Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.²

The company has cited no precedent where a company has been able to exclude a rule 14a-8 proposal where such emphasis has been expressed for an un-circumventable right for an advisory shareholder vote.

Under the stop-gap company bylaw the right of a shareholder vote on a poison pill is blatantly circumvented by the loose language of the bylaw:
1) Certain directors can simply make a ³determination² and a shareholder vote opportunity is squelched.

2) A shareholder vote can be evaded under any circumstance or pretext provided that the vague circumstance is existing at the time.[2]
3) If the poison pill has a term of one year a vote can be squelched.

Under the company bylaw shareholders can easily have no role in a poison pill. The stop-gap company bylaw the company is nothing more than a two-step plan to maneuver it so that shareholders would:
1) Not have a vote on a poison pill at the point of adoption and then
2) Avoid a second opportunity for a vote by simply allowing a pill to expire.

Current events in corporate governance point to the need and the increasing trend for shareholders to have a greater voice in the governance of the companies in which they are invested.

Hewlett-Packard (HPQ) was unable to exclude a similar poison pill proposal in Hewlett-Packard Company (December 21, 2006). This is the text of the proposal to HPQ:

"3 Subject Any Future Poison Pill to Shareholder Vote
"RESOLVED: Shareholders request that our Board adopt a rule that our Board subject any future poison pill to shareholder vote, as a separate ballot item, as soon as possible. It is essential to this proposal that it be adopted through bylaw or charter inclusion and that a sunset on a poison pill will not substitute for a shareholder vote."

HPQ cited rule 14a-8 (i) (10) grounds in its failed attempt to exclude.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Thomas Larkins <Tom.Larkins@Honeywell.com>

Reference:
[Updated Rule 14a-8 Proposal, November 10, 2006] [This is the one proposal by the proponent for the next annual meeting]
3 Subject Any Future Poison Pill to a Shareholder Vote RESOLVED, Shareholders request that our Board adopt a bylaw or charter amendment that any future or current poison pill be subject to a shareholder vote as a separate ballot item, to be held as soon as possible. A poison pill is such a drastic step that a required shareholder vote on a poison pill is important enough to be a permanent part of our bylaws or charter rather than a fleeting short-lived policy.

It is essential that a sunset provision not be used as an escape clause from a shareholder vote. Since a vote would be as soon as possible, it could take place within 4-months of the adoption of a new poison pill. Since a poison pill is such a drastic measure that deserves shareholder input, a shareholder vote would be required even if a pill had been allowed to expire.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 19, 2006

The proposal requests that the board amend its charter or bylaws to require that any future or current poison pill be subject to shareholder vote as soon as possible.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END